SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PILLOWTEX CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

721501104
(CUSIP Number)

July 31, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

     *   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this coverage page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 721501104
___________________________________________________________________________

(1)     Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Charles M. Hansen, Jr.	SS#: ###-##-####

___________________________________________________________________________

(2)     Check the Appropriate Box if a Member of a Group (See Instructions).

(a)	_____________________
(b)	_____________________

___________________________________________________________________________

(3)     SEC Use Only

___________________________________________________________________________

(4)     Citizenship or Place of Organization:          USA

___________________________________________________________________________

Number of Shares Beneficially Owned by
        Each Reporting Person With:

(5)	Sole Voting Power:	2,648,815
(6)	Shared Voting Power:	-0-
(7)	Sole Dispositive Power:	2,648,815
(8)	Shared Dispositive Power:	-0-

___________________________________________________________________________

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
           2,648,815
___________________________________________________________________________

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
___________________________________________________________________________

(11)    Percent of Class Represented by Amount in Row (9):
           18.58%
___________________________________________________________________________

(12)    Type of Reporting Person (See Instructions):
           IN
___________________________________________________________________________

Item 1(a).	Name of Issuer: Pillowtex Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices: 4111 Mint Way, Dallas, TX 75237

Item 2(a).	Name of Person Filing: Charles M. Hansen, Jr.

Item 2(b).	Address of Principal Business Office or, if non, Residence: 4111 Mint Way, Dallas, TX 75237

Item 2(c).	Citizenship: USA

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 721501 10 0

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	[ ]	An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned (as of July 31, 2000):
2,648,815

(b)	Percent of class:
18.58%

(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:	2,648,815
	(ii) Shared power to vote or to direct the vote:	-0-
	(iii) Sole power to dispose or to direct the disposition of:	2,648,815
	(iv) Shared power to dispose or to direct the disposition of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [      ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certification.
N/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2000 (Date)

Charles M. Hansen, Jr. (Signature)

Charles M. Hansen, Jr. Chairman, President, CEO and COO Pillowtex Corporation (Name/Title)

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).